Exhibit 4.30

Deed of Indemnity

Randgold Resources Limited

and

Jemal-ud-din Kassum

31 JANUARY 2014

THIS DEED is made on 31 JANUARY 2014

BETWEEN

(1)	RANDGOLD RESOURCES LIMITED, (No. 62686) registered in Jersey whose registered office is at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ (the “Company”); and

(2)	JEMAL-UD-DIN KASSUM of 2826 39th St. NW, Washington DC 20007, USA (the “Director”)

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	In this deed, “Law” means the Jersey (Companies) Law 1991 (as amended from time to time);

1.2	The headings in this deed shall not affect its interpretation.

1.3	References in this deed to statutory provisions shall be construed as references to those statutory provisions as amended or re-enacted or both from time to time and shall include any substantive legislation made under the statutory or legislative provision (whether with or without modification).

1.4	References to clauses or schedules, unless otherwise stated, are to clauses or schedules to this deed.

2.	INDEMNITY

2.1	Save as provided in clause 3, the Company hereby agrees (without prejudice to any other indemnity to which the Director may otherwise be entitled) to indemnify and keep indemnified and hold harmless the Director out of the assets of the Company against all claims, liabilities, costs, charges, expenses or losses (including, without limitation, reasonable attorneys fees and costs, expert witness fees and reasonable travel expenses incurred with the prior written consent of the Company) (“Liability” or “Liabilities”) which may be made against him or which he may suffer or incur as a consequence of, or which relate to or arise from, directly or indirectly, the actual or purported execution or discharge of his duties or responsibilities or the exercise or purported exercise of his powers or discretions as a director or officer or employee of the Company or any other companies of which he has been requested to act as director or other such officer by the Company (“Associated Companies”) or otherwise in relation thereto or in connection therewith, including (but without limitation) any Liability reasonably suffered or incurred by the Director in disputing, defending, investigating or providing evidence in connection with any actual, threatened or alleged claims, demands, investigations or proceedings (whether civil or criminal) (and for the purpose of this clause 2 alleged claims, demands, investigations or proceedings shall include any allegations made formally or informally by reports in the press, public statement or other media) and any Liability reasonably incurred or suffered in relation to any reasonable settlement in respect of any actual, threatened or alleged claims, demands, investigations or proceedings (whether civil or criminal).

2.2	Without prejudice to the generality of the indemnity in clause 2.1 above and subject always to the provisions of clause 3.2, the Company shall pay the reasonable legal and other expenses (the “Costs”) incurred by the Director in defending any claim, action or proceedings (whether civil, criminal or regulatory) in connection with the actual or purported execution and/or discharge of the duties of his office and/or the actual or purported exercise of his powers or discretions and/or otherwise in relation thereto or in connection with any application under Article 212 of the Law other than in case of claims,

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actions or proceedings (whether civil or criminal) brought by the Company or any Associated Companies provided that the Director shall repay any amount so paid or advanced (and discharge any liability of the Company incurred under any transaction in connection with the matters referred to above) in the event that the Director is convicted or judgment is given against him in the proceedings or the court refuses to grant the Director relief on the application on the date on which the conviction, judgment or refusal of relief (as applicable) becomes final.

3.	EXCLUSIONS AND LIMITATIONS

3.1	The Director shall not be entitled to be indemnified by the Company under the terms of the indemnity in clause 2.1 in relation to any Liability which is incurred by him:

(a)	to the Company or any Associated Companies (as applicable);

(b)	to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

(c)	in defending any criminal proceedings in which he is convicted and such conviction has become final;

(d)	in defending any civil proceedings brought by the Company or any Associated Companies in which a final judgment is given against him;

(e)	in connection with any application under Article 212 of the Law in which the court refuses to grant him relief and such refusal has become final; or

(f)	where otherwise prohibited by the Law or any other applicable law.

3.2	The indemnity in clause 2.1 and/or undertaking to discharge costs in clause 2.2 shall not apply to the extent that:

(a)	the Liability is recovered from any insurers;

(b)	the Liability or Costs (as the case may be) are prohibited by the Law or otherwise by virtue of any rule of law;

(c)	the Liability is in respect of death or personal injury or similar matters within the scope (ignoring any exclusions) of the Company’s employer liability insurance from time to time;

(d)	a Liability arises from an act or omission of the Director which is shown to have been in bad faith (including one involving fraud or fraudulent concealment by the Director) or arising from the Director’s gross negligence or wilful default or his acting beyond the scope of his authority;

(e)	the Director has received a financial benefit to which he is not entitled;

(f)	it relates to tax or social security charges (including National Insurance) payable on remuneration or other benefits received by such Director.

3.3	The Director shall continue to be indemnified under the terms of the indemnity in clause 2.1, notwithstanding that he may have ceased to be a director of the Company, for six years following the date of such cessation.

4.	CONDUCT AND SETTLEMENT OF CLAIMS

4.1	Clauses 4.2 and 4.3 shall apply in circumstances where:

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(a)	the Director becomes aware of any facts or circumstances which may lead to the Company being required to make any payment under clause 2;

(b)	the Director is or may be entitled to make recovery from some other person (including under any applicable directors’ and officers’ insurance policy) of any sum in respect of any facts or circumstances by reference to which the Director has or may have a claim against the Company under clause 2; or

(c)	the Company shall have paid to the Director an amount in respect of a claim under clause 2 and subsequent to the making of such payment the Director becomes or shall become entitled to recover from some other person (including as aforesaid) a sum which is referable to that payment.

4.2	The Director shall:

(a)	subject to the Company indemnifying the Director to his reasonable satisfaction against all reasonable Liabilities which may properly be incurred by reason of any such claim, promptly and diligently take all such action and give all such information and assistance as the Company may reasonably request (including, without limitation, instituting such proceedings and instructing such professional advisers as the Company may nominate to act on behalf of the Director) in order to avoid, dispute, resist, compromise, defend or appeal against any such claim against the Director as is referred to in clause 4.1 as the case may be;

(b)	except where the claim is brought by the Company or any Associated Companies, allow the Company to take over and conduct in the Director’s name the defence, settlement or appeal of any claim or to prosecute in his name for its own benefit any claim. The Company shall have sole discretion in the conduct or settlement of any claim;

(c)	make no admission of liability, agreement, settlement or compromise in relation to any such claim or Liability without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed; and

(d)	in the case of clause 4.1(c) only, promptly repay to the Company an amount equal to the amount so recovered (less any tax thereon and costs of recovery) or, if lower, the amount paid by the Company to the Director.

4.3	The Director shall:

(a)	as soon as reasonably practicable, notify the Company in writing of any fact, matter, event or circumstance coming to his notice whereby it appears that the Company is, or may be, liable to make any payment under clause 2 or that the Director shall become or may become entitled to recover from some other person a sum which is referable to a payment already made by the Company in respect of such a claim; and

(b)	at all times keep the Company fully informed of all material developments and any material action which is proposed to be taken in connection with any such claim; and

(c)	give all such information and documentation (regardless of how it is recorded or stored) as the Company shall reasonably request in connection therewith and also in connection with any proceedings instituted by or against the Director under clause 4.1.

4.4	The Company shall, in the event that a payment is made to the Director under this deed, be entitled to recover from the Director an amount equal to any payment received by the Director under any policy of insurance or from any other third party source to the extent

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that such payment relates to the Liability, and any payment under this deed shall be made by the Company to the Director on that basis. The Director shall pay over such sum immediately upon the Company’s request.

4.5	In the event of any payment having been made under this deed and the Director subsequently becomes entitled to recover under any policy of insurance or from any third party source, any sum which relates to the Liability, the Director shall take all necessary steps to enforce such recovery and shall forthwith repay to the Company so much of the amount received by the Director to the extent that such payment relates to the Liability.

5.	DIRECTORS’ AND OFFICERS’ INSURANCE

5.1	The Company shall use its best endeavours to purchase (if it has not done so already) and maintain for each director of the Company (including the Director), while such person is a director or officer (or holds an equivalent position under the laws of any relevant jurisdiction) of the Company or any Associated Companies and for a period of six years after he ceases to hold any such position, directors’ and officers’ liability insurance in respect of acts and omissions occurring or alleged to have occurred in connection with any such position. As and when any such insurance falls for renewal in accordance with its terms, or the existing policy expires and the Company seeks to obtain alternative cover, the Company shall use its best endeavours to effect such renewal, or obtain alternative cover subject to the availability of reasonable commercial terms. The Company shall ensure that the Director is, and all other directors of the Company are, provided at all times with a copy of the Company’s current directors’ and officers’ liability insurance policy, in so far as it relates to each director, or a summary of the terms thereof.

5.2	Nothing contained in this deed modifies any obligation imposed upon the Director under the terms of the Company’s directors’ and officers’ liability insurance in force from time to time and nor will the terms of this deed take precedence over any other obligation, whether under the policy or otherwise, that the Director might have to assist the Company in complying with any obligations that it may have under the terms of such policy.

6.	GENERAL

6.1	All sums payable by the Company hereunder shall be paid free and without any rights of counterclaim or set-off and without deduction and withholding on any ground whatsoever, save only as may be required by law or where the right of counterclaim or set-off arises as a result of the Director’s failure to fulfil those obligations described in clause 5.2.

6.2	If a payment due from the Company under this deed is subject to tax (whether by way of direct assessment or withholding at its source), the Director shall be entitled to receive from the Company such amounts as will ensure that he will retain, after payment of the tax so chargeable, the amount he would have retained had the payment not been subject to taxation.

7.	ASSIGNMENT

The Director may not at any time assign (save for assignments by operation of law), transfer, charge or declare a trust of, the benefit of all or any part of its rights or obligations under this deed without the prior written consent of the Company.

8.	COUNTERPARTS

This deed may be executed in any number of counterparts and provided that every party has executed a counterpart, the counterparts together shall constitute a binding and enforceable agreement between the parties.

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9.	GOVERNING LAW

9.1	This deed shall be governed by, and construed in accordance with Jersey law.

9.2	Each of the parties to this deed irrevocably agrees that the courts of the Island of Jersey shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this deed and, for these purposes, each party irrevocably submits to the non-exclusive jurisdiction of the courts of the Island of Jersey.

IN WITNESS WHEREOF this agreement has been executed and delivered as a deed on the date first above written.

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Executed as a deed by RANDGOLD RESOURCES LIMITED acting by:	) ) ) )
Signature of director
Signature of witness

Name of witness

Address of witness

Occupation of witness

Signed as a deed by JEMAL-UD-DIN KASSUM in the presence of:	) ) ) )
Witness Signature
Name

Address

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